Exhibit 99.1

By-law No. 2018-1

ADVANCE NOTICE BY-LAW

(Adopted by the Board of Directors of DHX Media Ltd. (the “Corporation”) with immediate effect on May 30, 2018)

Article 1
NOMINATION OF DIRECTORS

Section 1.1          Subject only to the Canada Business Corporations Act (the “Act”), applicable securities laws and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this By-law 2018-1 (the “By-Law”) shall be eligible for election as directors to the board of directors (the “Board”) of the Corporation. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of shareholders made in accordance with the provisions of the Act; or

(c)	by any person entitled to vote at such meeting (a “Nominating Shareholder”), who: (A) is, at the close of business on the date of giving notice provided for in Section 1.3 below and on the record date for notice of such meeting, either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in this By-Law.

Section 1.2          For the avoidance of doubt, the foregoing Section 1.1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.3          In addition to any other applicable requirement, for a nomination made by a Nominating Shareholder to be a timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Corporation at the principal executive offices of the Corporation:

(a)	in the case of an annual meeting of shareholders (including an annual and special meeting), not less than thirty (30) days prior to the date of the meeting; provided, however, if the date (the “Notice Date”) on which the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 1.3(a) or (b) above, and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the Notice Date.

Section 1.4          To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with this Section 1.4 and disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	their name, age, business and residential address;

(ii)	the principal occupation, business or employment;

(iii)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act and a “Canadian” within the meaning of the Broadcasting Act (Canada) and regulations and directions adopted thereunder (the “Broadcasting Act”);

(iv)	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)	a description of any relationships, agreements, arrangements, or understandings (including financial, compensation or indemnity related) between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder, in connection with the Proposed Nominee’s nomination and election as director; and

(vi)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law;

(b)	as to each Nominating Shareholder giving the notice:

(i)	their name, business and residential address;

(ii)	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	full particulars of any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board; and

(iv)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law.

Reference to “Nominating Shareholder” in this Section 1.4 shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

Section 1.5          In addition to the information required by Section 1.4 above, following receipt of a Nominating Shareholder’s notice, the corporate secretary may request and require that the Nominating Shareholder provide to the Corporation from a Proposed Nominee a declaration as to the Proposed Nominee’s status as a “resident Canadian” and a “Canadian” pursuant to Section 1.4(a)(iii) as may be required to confirm compliance with the Corporation’s articles and by-laws and other applicable laws and regulations, including the Broadcasting Act.

Section 1.6          Any notice, or other document or information required to be given to the corporate secretary pursuant to this By-Law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the corporate secretary for purposes of this notice), and shall be deemed to have been received and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such email or facsimile transmission, as applicable, has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Halifax time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Section 1.7          Additional Matters

(1)	The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this By-Law, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(2)	Despite any other provision of this By-Law, if the Nominating Shareholder (or a qualified representative under the Act of the Nominating Shareholder) does not appear at the meeting of shareholders of the Corporation to present the nomination of the Proposed Nominee, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(3)	The board may, in its sole discretion, waive any requirement of this By-Law.

(4)	For the purposes of this Article, “public announcement” means disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(5)	This By-Law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this By-Law, the provision of the Act or the articles will govern.

Article 2
ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS

Section 2.1          No business may be transacted at an annual or special meeting of shareholders other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in Section 2.2 below.

Section 2.2          For business to be properly brought before a meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall also comply with the requirements of this By-Law.